UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.

Presentation that includes information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A. González Olivieri, CEMEX’s Chief Executive Officer, on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

2.

Presentation that includes information of CEMEX discussed by José Antonio González Flores, CEMEX’s Executive Vice President of Strategic Planning and Business Development, on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

3.

Presentation that includes information of CEMEX discussed by Maher Al-Haffar, CEMEX’s Executive Vice President of Finance and Administration (CFO), on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: June 24, 2021	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Presentation that includes information of CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX”) discussed by Fernando A.González Olivieri, CEMEX’s Chief Executive Officer, on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

2.

Presentation that includes information of CEMEX discussed by José Antonio González Flores, CEMEX’s Executive Vice President of Strategic Planning and Business Development, on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

3.

Presentation that includes information of CEMEX discussed by Maher Al-Haffar, CEMEX’s Executive Vice President of Finance and Administration (CFO), on June 24, 2021, during CEMEX’s annual event, CEMEX Day.

4